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November 15, 2022 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Response to Letter dated September 8, 2022
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted August 19, 2022
CIK No. 0001713445

To the addressees set forth above:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 6”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on December 16, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 5 to the Draft Submission submitted on August 19, 2022 (“Amendment No. 5”). We are hereby providing the Company’s responses to the comment letter to Amendment No. 5 received on September 8, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated September 8, 2022 in bold type followed by the Company’s responses thereto.

November 15, 2022

Amendment No. 5 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 118

1.	Please expand the discussion of RSUs and Performance RSUs to include the grants on August 4, 2022 disclosed on page F-61 as a subsequent event.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of Amendment No. 6 accordingly.

Financial Statements

Note 16. Subsequent Events

Stock-based Compensation, page F-61

2.

We note that a significant number of RSUs and Performance RSUs were granted on August 4, 2022. Please expand the disclosure of the RSUs granted on August 4, 2022 to include an estimate of the unrecognized stock compensation expense for these grants.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-61 of Amendment No. 6 accordingly.

* * *

November 15, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.
Andrew Vollero, Reddit, Inc.
Benjamin Lee, Reddit, Inc.
Nisha Antony, Reddit, Inc. Anthony J. Richmond, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP